Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$405,000	$12.43

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, as amended, the Registration Statement, and have been carried forward, of which $12.13 is offset against the registration fee due for this offering and of which $1,052,649.47 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-134553

PRICING SUPPLEMENT NO. 331/A
(To prospectus dated May 30, 2006
and prospectus supplement dated May 30, 2006)

U.S.$405,000

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

Return-Enhanced Notes Linked to a Basket of Ten Commodities

Due August 9, 2010

Because these notes are part of a series of Lehman Brothers Holdings’ debt securities called Medium-Term Notes, Series I, this pricing supplement should also be read with the accompanying prospectus supplement, dated May 30, 2006 (the “MTN prospectus supplement”) and the accompanying prospectus dated May 30, 2006 (the “base prospectus”).  Terms used here have the meanings given to them in the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

General:		• The notes are 100% principal protected if held to
• Senior unsecured obligations of Lehman Brothers		maturity.
Holdings Inc.		• Denominations: U.S.$1,000 and whole multiples of
• CUSIP: 52517P4E8		U.S.$1,000 in excess thereof.
• ISIN: US52517P4E82		Payments:
• The notes are designed for investors who believe that		• No interest payments during the term of the notes.
the value of the Component Commodities will have		• Each $1,000 denominated note will receive a single
appreciated relative to their Initial Commodity Prices		U.S. dollar payment on the Maturity Date equal to:
on the Valuation Date.		(A) the sum of $1,000 plus the product of $1,000 times
• Component Commodities: Crude Oil, Heating Oil,		the Basket Return times the Upside Participation
Copper, Nickel, Zinc, Gold, Sugar, Coffee, Milk and		Rate, if the Final Basket Level is greater than the
Lean Hogs (each as defined in “Description of the		Initial Basket Level; or
Notes” below)		(B) $1,000, if the Final Basket Level is equal to or less
• Basket: The Basket will be comprised of the ten		than the Initial Basket Level.
Component Commodities. Each of Crude Oil, Heating		• Upside Participation Rate: 125%
Oil, Copper, Nickel, Zinc, Gold, Sugar, Coffee, Milk		• Basket Return: A quotient, the numerator of which is
and Lean Hogs makes up a portion of the Basket with a		the difference of the Final Basket Level minus the
weighting, on the date of this pricing supplement, (each		Initial Basket Level and the denominator of which is the
a “Component Weighting”) as follows:		Initial Basket Level, expressed as a percentage rounded
to three decimal places.
Component Commodities	Component Weighting	• Final Basket Level: the product of 100 times the sum of
1 plus the sum of the Weighted Component Commodity
Crude Oil	10%	Returns.
Heating Oil	10%	• Initial Basket Level: Set to 100 on the date hereof.
Copper	10%	• Weighted Component Commodity Returns: For each
Nickel	10%	Component Commodity, the product of the Component
Zinc	10%	Weighting times a quotient, the numerator of which is
Gold	10%	the difference of the Final Commodity Price minus the
Sugar	10%	Initial Commodity Price and the denominator of which
Coffee	10%	is the Initial Commodity Price for such Component
Milk	10%	Commodity.
Lean Hogs	10%	• Initial Commodity Prices:

• Maturity Date: August 9, 2010		Component Commodity	Initial Commodity Price
• Valuation Date: August 2, 2010, or if such day is not a		Crude Oil	US$75.35
Valuation Business Day (as defined in “Description of		Heating Oil	US$2.0694
the Notes” below), the immediately preceding		Copper	US$7,950.00
Valuation Business Day; provided that if a Disruption		Nickel	US$30,760.00
Event is in effect on the scheduled Valuation Date, the		Zinc	US$3,525.00
Valuation Date may be postponed (as described in		Gold	US$665.75
“Description of the Notes” below)		Sugar	US$10.28
		Coffee	US$1,806.00
		Milk	US$21.40
		Lean Hogs	US$72.325
• Final Commodity Price: For each Component
Commodity, the Commodity Price (as defined in
“Description of the Notes” below) on the Valuation
Date.

Investing in the notes involves risks.  Risk Factors begin on page PS-4 and begin on page S-4 of the MTN prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or any accompanying prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total (3)
Public offering price(1)	100.00%	U.S.$405,000
Underwriting discount(2)	1.80%	U.S.$7,290
Proceeds to Lehman Brothers Holdings Inc.	98.20%	U.S.$397,710

(1)  The price to public includes the cost of hedging obligations of Lehman Brothers Holdings Inc. under the notes through one or more of the affiliates of Lehman Brothers Holdings Inc., which includes Lehman Brothers Holdings Inc.’s affiliates’ expected cost of providing such hedge as well as the profit Lehman Brothers Holdings Inc.’s affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)  Lehman Brothers Inc. will receive commissions equal to $18 per $1,000 principal amount, or 1.80%, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

(3)  The notes will be issued in an aggregate principal amount of $405,000 and will be a further issuance of, and will form a single tranche with, the $5,050,000 aggregate principal amount of Medium-Term Notes, Series I, due August 9, 2010, that Lehman Brothers Holdings will issue on August 8, 2007. The notes will have the same CUSIP and ISIN numbers as the other notes of this tranche and will settle on the same date as, and trade interchangeably with, the other notes of this tranche. The issuance of the notes will increase the aggregate principal amount of the outstanding notes of this tranche to $5,455,000.

The notes are expected to be ready for delivery in book-entry form only through The Depository Trust Company on or about August 8, 2007.

Lehman Brothers Inc., a wholly owned subsidiary of Lehman Brothers Holdings, makes a market in Lehman Brothers Holdings’ securities.  It may act as principal or agent in, and this pricing supplement may be used in connection with, those transactions.  Any such sales will be made at varying prices related to prevailing market prices at the time of sale.

LEHMAN BROTHERS

August 7, 2007

SUMMARY INFORMATION — Q&A

This summary highlights selected information from this pricing supplement, the MTN prospectus supplement and the base prospectus to help you understand the notes. You should carefully read this pricing supplement, the MTN prospectus supplement and the base prospectus to understand fully the terms of the notes and the tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should pay special attention to the “Risk Factors” section on page PS-4 and begin on page S-4 of the MTN prospectus supplement to determine whether an investment in the notes is appropriate for you.

What are the notes?

The notes will be a series of our senior debt that are linked to a basket (the “Basket”) that measures the performance of Crude Oil, Heating Oil, Copper, Nickel, Zinc, Gold, Sugar, Coffee, Milk and Lean Hogs (each as defined in “Description of the Notes” below).  We refer to Crude Oil, Heating Oil, Copper, Nickel, Zinc, Gold, Sugar, Coffee, Milk and Lean Hogs as the Component Commodities.  Each of the Component Commodities makes up a portion of the Basket with a weighting, on the date of this pricing supplement, (each a “Component Weighting”) as follows:

Component Commodities	Component Weighting
Crude Oil	10%
Heating Oil	10%
Copper	10%
Nickel	10%
Zinc	10%
Gold	10%
Sugar	10%
Coffee	10%
Milk	10%
Lean Hogs	10%

The notes will rank equally with all other unsecured debt of Lehman Brothers Holdings, except subordinated debt, and will mature on August 9, 2010 (or if such day is not a New York business day, the next succeeding New York business day).

What payments will I receive on the notes before maturity?

None. Unlike ordinary debt securities, the notes do not pay interest and do not guarantee any return on principal at maturity.

What will I receive if I hold the notes until the Maturity Date?

We have designed this type of note for investors who believe the value of the Component Commodities will have appreciated on the Valuation Date relative to their Initial Commodity Prices.

At maturity, you will receive a payment for each $1,000 denominated note equal to:

(A)     the sum of $1,000 plus the product of $1,000 times the Basket Return times the Upside Participation Rate, if the Final Basket Level is greater than the Initial Basket Level; or

(B)       $1,000, if the Final Basket Level is equal to or less than the Initial Basket Level.

The Upside Participation Rate is 125%.

The Basket Return is a quotient, the numerator of which is the difference of the Final Basket Level minus the Initial Basket Level and the denominator of which is the Initial Basket Level, expressed as a percentage rounded to three decimal places.

The Final Basket Level is the product of 100 times the sum of 1 plus the sum of the Weighted Component Commodity Returns.

The Initial Basket Level is set to 100 on the date hereof.

The Weighted Component Commodity Returns are, for each Component Commodity, the product of the Component Weighting times a quotient, the numerator of which is the difference of the Final Commodity Price minus the Initial Commodity Price and the denominator of which is the Initial Commodity Price for such Component Commodity.

The Initial Commodity Prices for each Component Commodity are as follows:

Component Commodity	Initial Commodity Price
Crude Oil	US$75.35
Heating Oil	US$2.0694
Copper	US$7,950.00
Nickel	US$30,760.00
Zinc	US$3,525.00
Gold	US$665.75

Sugar	US$10.28
Coffee	US$1,806.00
Milk	US$21.40
Lean Hogs	US$72.325

The Final Commodity Price is, for each Component Commodity, the Commodity Price (as defined in “Description of the Notes” below) on the Valuation Date.

The Valuation Date is August 2, 2010, or if such day is not a Valuation Business Day (as defined in “Description of the Notes” below), the immediately preceding Valuation Business Day; provided that if a Disruption Event is in effect on the scheduled Valuation Date, the Valuation Date may be postponed (as described in “Description of the Notes” below).

You can review hypothetical Redemption Amount at Maturity payment examples under “Description of the Notes—Hypothetical Redemption Amount at Maturity Payment Examples”.

How will I be able to find the Component Commodities at any point in time?

You can obtain the level of the Component Commodities at any time by calling your Lehman Brothers sales representative.

Are there any risks associated with my investment?

Yes, the notes will be subject to a number of risks. See “Risk Factors” beginning on PS-4 and page S-4 of the MTN prospectus supplement.

What about taxes?

We believe the notes will be treated as contingent payment debt instruments as described under “Certain United States Federal Income Tax Consequences” below and “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the MTN prospectus supplement.

What happens in the event of a Disruption Event?

If the Calculation Agent determines that a Disruption Event (as defined in “Description of the Notes” below) has occurred with respect one or more Component Commodities is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Final Basket Level using:

•                 for each such Component Commodity that did not suffer a Disruption Event on the scheduled Valuation Date, the Final Commodity Price for that Component Commodity on the scheduled Valuation Date, and

•                 for each such Component Commodity that did suffer a Disruption Event on the scheduled Valuation Date, either the Final Commodity Price on the immediately succeeding trading day for such Component Commodity on which no Disruption Event occurs or is continuing with respect to such Component Commodity or in the Calculation Agent’s sole and absolute discretion taking into account the latest available quotation for the Commodity Price for the affected Component Commodity and any other information that in good faith it deems relevant, as described in “Description of the Notes” below.

Who is Lehman Brothers Holdings?

Lehman Brothers Holdings Inc. and its subsidiaries (collectively “Lehman Brothers Holdings”) an innovator in global finance, serves the financial needs of corporations, governments and municipalities, institutional clients and high-net-worth clients worldwide. Lehman Brothers Holdings’ worldwide headquarters in New York and regional headquarters in London and Tokyo are complemented by offices in additional locations in North America, Europe, the Middle East, Latin America and the Asia Pacific region. See “Prospectus Summary–Lehman Brothers Holdings Inc.” and “Where You Can Find More Information” on pages 1 and 58, respectively, of the base prospectus.

You may request a copy of any document Lehman Brothers Holdings files with the Securities and Exchange Commission, or the SEC, pursuant to the Securities and Exchange Act of 1934, at no cost, by writing or telephoning Lehman Brothers Holdings at the address set forth under the caption “Where You Can Find More Information” in the base prospectus.

What are the roles of Lehman Brothers Inc. and Lehman Brothers Commodity Services Inc.?

Lehman Brothers Inc., one of our subsidiaries, will be the agent and Lehman Brothers Commodity Services Inc., another of our subsidiaries, will be the calculation agent for purposes of determining the Redemption Amount payable on the Maturity Date as well as determining whether a Disruption Event has occurred and is continuing.  Potential conflicts of interest may exist between Lehman Brothers Inc. and Lehman Brothers Commodity Services Inc. and you as a beneficial owner of the notes. See “Risk Factors— An affiliate of ours may act as calculation agent on the notes, creating a potential conflict of interest between you and us” in the MTN prospectus supplement and “Description of the Notes” below

Can you tell me more about the effect of hedging activity by Lehman Brothers Holdings?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in the Component Commodities or in other instruments, such as options, swaps or futures, based on the Component Commodities. This hedging activity could adversely affect the price at which your notes will trade in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines.

In what form will the notes be issued?

The notes of each series will be represented by one or more global securities that will be deposited with and registered in the name of The Depository Trust Company or its nominee. Except in very limited circumstances you will not receive a certificate for your notes.

Will the notes be listed on a stock exchange?

No, the notes will not be listed on a stock exchange.

After the initial offering of the notes, Lehman Brothers Inc. intends to make a market in the notes and may stabilize or maintain the market price of the notes during the initial distribution of the notes.  However, Lehman Brothers Inc. will not be obligated to engage in any of these market activities or to continue them once they are begun. No assurance can be given as to the liquidity of the trading market for the notes.

RISK FACTORS

Unlike ordinary debt securities, the return on the notes at maturity depends on the prices of the Component Commodities on the Valuation Date. The notes are a riskier investment than ordinary debt securities. Also, the notes are not equivalent to investing directly in the Component Commodities. Before investing in the notes, certain risk factors should be carefully considered by prospective investors in the notes. Risks specific to the notes are described below and are in addition to, and should be read in conjunction with, the risk factors disclosed in the MTN prospectus supplement.

An investment in the notes is subject to risks associated with the performance of the Component Commodities.

The notes do not bear interest, and the return on the notes at maturity is dependent on the Basket Return, which in turn depends on the performance of the prices of the Component Commodities.  Because the notes do not bear interest, your return on the notes will depend solely on the whether the Final Basket Level is greater than the Initial Basket Level as of the Valuation Date.  If the Basket Return is equal to or less than zero as of the Valuation Date, you will receive at maturity only the return of the principal you invested.

The prices of the Component Commodities are primarily affected by the global demand for and supply of such Component Commodities (including certain specific factors discussed below), but from time to time may also be significantly affected by speculative actions or currency exchange rates.  Demand for the Component Commodities is significantly linked to the level of global economic activity, but is also influenced by other factors such as government regulations (including environmental or consumption policies) and growth in industrial production and gross domestic product in emerging market countries, such as India or China, that have become oversized users of commodities and therefore increased the extent to which commodities rely on these markets.  In addition to general economic activity and demand, prices for a Component Commodity can be influenced by political events, changes in production and yields, weather, trade and diseases, as well as labor activity and supply disruptions in regions of the world that are major producers of the relevant Component Commodity, all of which will tend to affect worldwide prices of a Component Commodity, regardless of the location of the event.  It is impossible to predict what effect these factors will have on the value of any of the Component Commodities and thus, the return on the notes.

In the event of sudden disruptions in the supplies of a Component Commodity, such as those caused by war, natural events, or accidents, prices of a Component Commodity and futures contracts on a Component Commodity could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon the introduction of new or previously withheld supplies of the Component Commodities into the market or the introduction of substitute products or commodities.

In addition, the Component Commodities are also subject to certain specific risks.

Specific factors affecting the price of Crude Oil. The price of Brent crude oil is primarily affected by the global demand for and supply of Brent crude oil. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of Brent crude oil.  Brent crude oil’s end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists, although considerations including relative cost often limit substitution levels. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for Brent crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event. Supply for Brent crude oil may increase or decrease depending on many factors. These include production decisions by the Organization of Oil and Petroleum Exporting Countries and other Brent crude oil producers. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. A decrease in the price of any of these commodities may have a material adverse effect on the price of crude oil and the return on an investment in the notes.

Specific factors affecting the price of Heating Oil.  The level of global industrial activity influences the demand for heating oil. In addition, the seasonal temperatures in countries throughout the world can heavily influence the demand for heating oil. Heating oil is generally used to fuel heat furnaces for buildings. Heat oil is derived from crude oil and as such, any factors that influence the supply of crude oil may also influence the supply of heating oil.

Specific factors affecting the price of Copper.  The price of copper is primarily affected by the global demand for and supply of copper. Copper is a conductor of electricity, and one of the most significant applications for copper is the production of cable, wire and electrical products for both the electrical and building industries. Construction is another principal industrial application for copper, which is used in pipes for plumbing, heating, ventilation, and air conditioning, along with masonry wiring and sheet metal facing.   Demand for copper products in recent years has been supported by strong consumption from newly industrializing countries due to their copper-intensive economic growth and infrastructure development.  Apart from the United States, Canada and Australia, the majority of copper concentrate supply (the raw material) comes from outside the Organization for Economic Cooperation and Development countries. In previous years, copper supply has been affected by strikes, financial problems and terrorist activity.

Specific factors affecting the price of Nickel.  The price of nickel is primarily affected by the global demand for and supply of nickel. Primary nickel improves the durability and strength of steel and provides corrosion resistance, allowing for the production of stainless steel, which is the primary consumer of primary nickel. It is also used in the production of special metal alloys, many of which are used in automotive parts.  Russia has the world’s largest nickel reserves and therefore is the largest nickel producer, while Australia and Canada are also significant producers.

Specific factors affecting the price of Zinc.  The price of zinc is primarily affected by the global demand for and supply of zinc.  The manufacture of galvanized steel, which adds protection against corrosion to steel-based building structures, vehicles, machinery and general household equipment, accounts  for a significant percentage of world-wide zinc demand.  Accordingly, the demand for zinc is highly correlated to the supply of and demand for galvanized steel, which is in turn heavily dependent on the automobile and construction sectors.   The largest reserves of zinc concentrate (the raw material) are in Australia, Canada, China and Latin American countries (particularly Peru).

Specific factors affecting the price of Gold.  The price of gold is primarily affected economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events.  Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market.   In addition, the price of gold could be adversely affected by the promulgation of new laws or regulations or by the reinterpretation of existing laws or regulations (including, without limitation, those relating to taxes and duties on commodities or commodity components) by one or more governments, governmental agencies or instrumentalities, courts or other official bodies.

Specific factors affecting the price of Sugar.  The price of sugar is primarily affected by the global demand for and supply of sugar, but are also significantly influenced by governmental policy and international trade agreements, by speculative actions and by currency exchange rates. Sugar is used primarily as a human food sweetener, but is also used in the production of fuel ethanol. Global demand for sugar is influenced by level of human consumption of sweetened food-stuffs and beverages and to a lesser extent, by the level of demand for sugar as the basis for fuel ethanol. The world export supply of sugar is dominated by the European Union, Brazil, Guatemala, Cuba, Thailand and Australia, while other countries, including India, the United States, Canada and Russia produce significant amounts of sugar for domestic consumption. Governmental programs and policies regarding agriculture and energy, specifically, and trade, fiscal and monetary issues, more generally, in these countries and at a multinational level could affect the supply and price of sugar. Extrinsic factors also affect sugar prices such as weather, disease and natural disasters.

Specific factors affecting the price of Coffee.  The price of Robusta coffee is primarily affected by the global demand for and supply of coffee.  The supply of coffee can be affected by weather conditions, the health of the coffee trees and harvesting practices. Historically, weather has played a major role in determining world supply. The internal policies of the governments of producing countries with regard to number of trees planted, price support programs and world export quotas can also impact the amount of coffee available for world trade.  The demand for coffee is primarily determined by its price, the price and availability of substitute drinks and consumers' tastes.

Specific factors affecting the price of Milk.  The price of milk is primarily affected by the demand and supply of milk.  The availability of imports tends to act as a practical ceiling on dairy prices in the United States. Quotas and tariffs are in place to prevent imports from flooding the market in the United States, but when U.S. prices relative to world prices are too high, imports of milk can act to lower prices, especially when supplies are limited.  The price of milk is volatile, and increases and/or reductions in supply can send prices soaring or reeling by the same magnitude.  The supply of milk may be also impacted by the attrition of lower producing herds, weather conditions and changes in feed and forage quality due to price or availability.

Specific factors affecting the price of Lean Hogs.  The price of lean hogs is primarily affected by the demand and supply of lean hogs.  In addition to potential supply and demand inequalities, severe weather disruptions, market expectations, control programs; domestic and foreign political and economic events and policies, disease, pestilence, technological developments and other governmental policies, action and inaction may impact the price of lean hogs.

Many factors affect the market value of the notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

The market value of the notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the market value of the notes caused by another factor and the effect of one factor may exacerbate the decrease in the market value of the notes caused by another factor.  For example, the market value of the notes will be affected by changes in the level of interest rates, the time to maturity of the notes (and any associated “time premium”) and our credit ratings.  In addition, the market value of the notes will also be affected by certain specific factors, which are described in the following paragraphs (along with the expected impact on the market value of the notes given a change in that specific factor, assuming all other conditions remain constant).

The prices of the Component Commodities will affect the market value of the notes. It is expected that the market value of the notes will depend on where the prices of the Component Commodities are trading relative to the Initial Commodity Prices.  If you choose to sell your notes when the price of one or more of the Component Commodities is trading at a level below its respective Initial Commodity Price, or when the market perceives an increased risk of this occurring, the trading price of the notes may be adversely affected, and you may receive substantially less than the principal amount of the notes sold.

The forward prices of certain of the Component Commodities may be lower than spot prices, which imply a decline in spot prices over time.  Your return on the notes depends solely on the Final Basket Level being greater than the Initial Basket Level as of the Valuation Date, which in turn depends on the prices for the Component Commodities having appreciated relative to their prices on the Trade Date.  However, if prices are in “backwardation”, meaning that the forward prices are currently lower than the spot prices, the prices of those Component Commodities in backwardation will be expected to decrease in the future.  If the prices of the Component Commodities on the Valuation Date have declined, the Final Basket Level may be equal to or less than the Initial Basket Level, in which case, you will receive at maturity only the return of the principal you invested.

Changes in the volatility of the Component Commodities and their prices are expected to affect the market value of the notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of one or more of the Component Commodities or the prices of the Component Commodities increases or decreases, the market value of the notes may be adversely affected. The volatility of the Component Commodities and their prices are affected by a variety of factors, including weather, diseases, agricultural events or policies, governmental programs and policies, national and international political and economic events (including terrorist attacks and wars), changes in interest and exchange rates and trading activity in the Component Commodities and the futures contracts on the Component Commodities.

Suspension or disruptions of market trading in the commodity markets may adversely affect the value of the notes. The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These circumstances could adversely affect the prices of one or more of the Component Commodities and, therefore, the value of your notes.

Active trading in options, futures contracts, options on futures contracts and underlying commodities may adversely affect the value of the notes.  Lehman Brothers Commodity Services Inc. and certain of our other affiliates actively trade the Component Commodities, futures contracts on the Component Commodities on a spot and forward basis and other contracts and products in or related to the Component Commodities and other derivative products (including futures contracts, options on futures contracts and options and swaps on the Component Commodities).  We or our affiliates may also issue or underwrite other financial instruments with returns indexed to one or more of the Component Commodities or futures contracts on the Component Commodities and derivative commodities. These trading and underwriting activities by us, Lehman Brothers Inc., Lehman Brothers Commodity Services Inc. or our other affiliates, or by unaffiliated third parties, could adversely affect the prices of the Component Commodities, which could in turn affect the return on and the value of the notes.

The inclusion in the original issue price of the broker’s fee and our cost of hedging our obligations under the notes through one or more of our affiliates is likely to adversely affect the value of the notes prior to maturity.

The original issue price of the notes includes the broker’s fee and our cost of hedging our obligations under the notes through one or more of our affiliates.  Such cost includes such affiliates’ expected cost of providing a hedge, as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which a broker will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price.  In addition, any such prices may differ from values determined by pricing models used by a broker, as a result of such compensation or other transaction costs.

The use of a return on a basket of Component Commodities instead of a single commodity or index return may adversely affect the return on your investment.

The amount payable on the notes, if any, is based on the Final Basket Level, which in turn is based on the combined performance of the Component Commodities.  Because price movements in the Component Commodities may not correlate with each other, at a time when the price of one or more of the Component Commodities increases, the price of one or more of the other Component Commodities may increase to a lesser extent or may decline. Therefore, in calculating the Basket Return, increases in the value of one or more of the Component Commodities may be moderated, or wholly offset, by lesser increases or declines in the value of one or more of the other Component Commodities.

The return on your notes may not reflect all developments in the Component Commodities.

Because the payout will be based on the Basket Return, which in turn is calculated based on the Final Basket Level on the Valuation Date, which is a single Valuation Business Day near the end of the term of the notes, the prices of the Component Commodities at other times during the term of the notes or at the Maturity Date could be higher than the Final Basket Level on the Valuation Date.  This difference could be particularly large if there is a significant decrease in the prices of the Component Commodities during the latter portion of the term of the notes or if there is significant volatility in the prices of the Component Commodities during the term of the notes, especially on dates near the Valuation Date.

Lack of regulation.

The notes are debt securities that are our direct obligations.  The net proceeds to be received by us from the sale of the notes will not be used to purchase or sell futures contracts on Component Commodities on the Relevant Exchanges for the benefit of holders of the notes. The notes are not themselves futures contracts, and an investment in the notes does not constitute either an investment in the Component Commodities or futures contracts on Component Commodities or in a collective investment vehicle that trades in the Component Commodities or futures contracts on the Component Commodities.

Unlike an investment in the notes, an investment in a collective investment vehicle that invests in commodities on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (“CFTC”) as a “commodity pool operator” (“CPO”). Because the notes are not interests in a commodity pool, the notes will not be regulated by the CFTC as a commodity pool, we will not be registered with the CFTC as a CPO, and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in commodities or who invest in regulated commodity pools.

The notes do not constitute investments by you in futures contracts traded on regulated futures exchanges.  Accordingly, you will not benefit from the CFTC's or any other regulatory authority's regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange.

You must rely on your own evaluation of the merits of an investment linked to the Component Commodities.

In the ordinary course of their businesses, our affiliates may from time to time express views on expected movements in the price of Component Commodities and other commodities, including those in the agricultural sector. These views are sometimes communicated to clients who participate in the markets for the Component Commodities and other commodity sectors. However, these views, depending upon worldwide economic, political and other developments, may vary over differing time horizons and are subject to change. Moreover, other professionals who deal in the markets for the Component Commodities and other sectors may at any time have significantly different views from those of us or our affiliates.  In connection with your purchase of the notes, you should investigate the Component Commodities and not rely on views which may be expressed by us or our affiliates in the ordinary course of their businesses with respect to future Component Commodity price movements.

You should make such investigation as you deem appropriate as to the merits of an investment linked to the Component Commodities. Neither the offering of the notes nor any views which may from time to time be expressed by us or our affiliates in the ordinary course of their businesses with respect to future price movements of the Component Commodities constitutes a recommendation as to the merits of an investment in your notes.

Suspension or disruption of market trading in the Component Commodities or other futures contracts on the Component Commodities and certain other events may require a postponement in the Valuation Date for one or more of the Component Commodities, and may adversely affect the value of the notes.

Certain events, including events involving the suspension or disruption of market trading in the Component Commodities or futures contracts on the Component Commodities constitute Disruption Events under the terms of the notes.  For further information on these events, see “Description of the Notes” below.  To the extent any of these events occurs with respect to one or more of the Component Commodities and remains in effect on the scheduled Valuation Date for the notes, the Valuation Date for the affected Component Commodity may be postponed until the Disruption Event ceases to be in effect or, if the Disruption Event remains in effect for three scheduled trading days after the Valuation Date, the price for the affected Component Commodity used to calculate the Final Basket Level will be determined by the Calculation Agent in its sole and absolute discretion taking into account the latest available quotation for the price for the affected Component Commodity and any other information that in good faith it deems relevant.

In the event the Valuation Date for one or more Component Commodities is delayed, the Final Commodity Price for the affected Component Commodity may be lower, and could result in the Final Basket Level (and consequent Basket Return and Redemption Amount) being lower, than what you may have anticipated based on the last available price for the affected Component Commodity as of the scheduled Valuation Date.

There are specific risks you should consider relating to the trading of commodities on the London Metal Exchange.

The prices of Copper, Nickel and Zinc will be determined by reference to the official cash delivery settlement price of contracts traded on the London Metal Exchange (the “LME”). The LME is a principals’ market which operates in a manner more closely analogous to the over-the-counter physical commodity markets than regulated futures markets, and certain features of regulated futures markets are not present in the context of LME trading. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of such contract, weekly from three months to six months, and monthly thereafter up to 63, 27 and 15 months forward depending on the commodity (63 months forward for Copper and 27 months for each of Nickel and Zinc), in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations are occurring on the Valuation Date, the Final Commodity Price and, therefore, the Final Basket Level (and consequent Basket Return and Redemption Amount), could be adversely affected.

An investment in the notes is subject to risks associated with the London Bullion Market Association and the London bullion market.

Gold is traded on the London bullion market, which is the market in London on which the members of the London Bullion Market Association (LBMA) quote prices.  Investments in securities indexed to the value of commodities that are traded on non-U.S. exchanges involve risks associated with the markets in those countries, including risks of volatility in those markets and governmental intervention in those markets.  The LBMA is a self-regulatory association of bullion market participants.  Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, or if the LBMA should change any rule or bylaw or take emergency action under its rules, the market for gold, and consequently the Final Commodity Price of gold, as well as the Final Basket Level (and consequent Basket Return and Redemption Amount) or the value of the notes, may be affected.  The London bullion market is a principals’ market which operates in a manner more closely analogous to an over-the-counter physical commodity market than a regulated futures market, and certain features of U.S. futures contracts are not present in the context of London bullion market trading. For example, there are no daily price limits on the London bullion market which would otherwise restrict fluctuations in the prices of London bullion market contracts.  In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

DESCRIPTION OF THE NOTES

The U.S.$405,000 aggregate principal amount of Return-Enhanced Notes Linked to a Basket of Ten Commodities Due August 9, 2010 offered hereby are Medium-Term Notes, Series I, of Lehman Brothers Holdings.  The CUSIP number for the notes is 52517P4E8 and the ISIN number is US52517P4E82. The notes will be issued in book-entry form only, and will be eligible for transfer through the facilities of DTC or any successor depository. See “Book-Entry Procedures and Settlement” in the base prospectus.

The notes will be issued in an aggregate principal amount of $405,000 and will be a further issuance of, and will form a single tranche with, the $5,050,000 aggregate principal amount of Medium-Term Notes, Series I, due August 9, 2010, that Lehman Brothers Holdings will issue on August 8, 2007. The notes will have the same CUSIP and ISIN numbers as the other notes of this tranche and will settle on the same date as, and trade interchangeably with, the other notes of this tranche. The issuance of the notes will increase the aggregate principal amount of the outstanding notes of this tranche to $5,455,000.

The notes will be issued in minimum denominations of U.S.$1,000 and in integral multiples of U.S.$1,000 in excess thereof, and will have a stated “Maturity Date” of August 9, 2010 or if such day is not a New York business day, on the next following New York business day.

The notes are offered as commodity-linked notes with a Redemption Amount at Maturity determined by reference to the performance of the Component Commodities in relation to each Initial Commodity Price.

The “Redemption Amount at Maturity” for each $1,000 note will be a single U.S. dollar payment on the Maturity Date equal to:

(A)     the sum of $1,000 plus the product of $1,000 times the Basket Return times the Upside Participation Rate, if the Final Basket Level is greater than the Initial Basket Level; or

(B)       $1,000, if the Final Basket Level is equal to or less than the Initial Basket Level.

The “Component Commodities” and “Commodity Weightings” are as follows:

Component Commodities	Component Weighting
Brent crude oil (“Crude Oil”)	10.0%
No. 2 fuel heating oil (“Heating Oil”)	10.0%
Copper – Grade A (“Copper“)	10.0%
Primary Nickel (“Nickel“)	10.0%
Special High Grade Zinc (“Zinc”)	10.0%
Gold (“Gold”)	10.0%
No. 11 world sugar (“Sugar”)	10.0%
Coffee Robusta (“Coffee”)	10.0%
Class III milk (“Milk”)	10.0%
Lean hogs (“Lean Hogs”)	10.0%

The “Upside Participation Rate” is 125%.

The “Basket Return” is a quotient, the numerator of which is the difference of the Final Basket Level minus the Initial Basket Level and the denominator of which is the Initial Basket Level, expressed as a percentage rounded to three decimal places.

The “Final Basket Level” is the product of 100 times the sum of 1 plus the sum of the Weighted Component Commodity Returns.

The “Initial Basket Level” is set to 100 on the Trade Date.

The “Trade Date” is August 1, 2007.

The “Issue Date” is August 8, 2007.

The “Weighted Component Commodity Returns” are, for each Component Commodity, the product of the Component Weighting times a quotient, the numerator of which is the difference of the Final Commodity Price minus the Initial Commodity Price and the denominator of which is the Initial Commodity Price for such Component Commodity.

The “Initial Commodity Prices” for each Component Commodity are as follows:

Component Commodity	Initial Commodity Price
Crude Oil	US$75.35
Heating Oil	US$2.0694
Copper	US$7,950.00
Nickel	US$30,760.00
Zinc	US$3,525.00
Gold	US$665.75

Sugar	US$10.28
Coffee	US$1,806.00
Milk	US$21.40
Lean Hogs	US$72.325

The “Final Commodity Price” is, for each Component Commodity, the Commodity Price on the Valuation Date.

The “Commodity Price” for each Component Commodity is as follows:

Component Commodity	Commodity Price
Crude Oil Heating Oil

For each of Crude Oil and Heating Oil, the official settlement price of the first nearby month futures contract (or, in the case of the last trading day of the first nearby month contract, the second nearby month contract) for that Component Commodity, expressed (a) in the case of Crude Oil, as the U.S. dollar price per barrel and (b) in the case of Heating Oil, as the U.S. dollar price per gallon, in each case as made public by the Relevant Exchange for that Component Commodity (subject to the occurrence of a Disruption Event).

Copper Nickel Zinc

For each of Copper, Nickel and Zinc, the official settlement price of that Component Commodity for cash delivery, expressed as the U.S. dollar price per metric ton of the Component Commodity, as made public by the Relevant Exchange for that Component Commodity (subject to the occurrence of a Disruption Event).

Gold	For Gold, the official afternoon fixing price, stated in U.S. dollars per troy ounce, as calculated and quoted by the Relevant Exchange (subject to the occurrence of a Disruption Event).
Sugar

For Sugar, the official settlement price of the first nearby month futures contract (or, in the case of the last trading day of the first nearby month contract, the second nearby month contract) for Sugar, stated in US cents, per pound, as made public by the Relevant Exchange for that Component Commodity (subject to the occurrence of a Disruption Event).

Coffee

For Coffee, the official settlement price of the relevant contract, determined to be the contract with the next succeeding First Notice Date (as defined below in “Information on the Component Commodities— Information on Coffee and the LIFFE Exchange”), stated in U.S. dollars, per metric tonne, as made public by the Relevant Exchange for that Component Commodity (subject to the occurrence of a Disruption Event).

Milk Lean Hogs

For each of Milk and Lean Hogs, the official settlement price of the current relevant contract, determined to be the contract with the next succeeding Last Trade Date (as defined below in “Information on the Component Commodities— Information on Milk, Lean Hogs and the Chicago Mercantile Exchange”), stated (a) in the case of Milk, as the US dollar price per hundredweight (100 pounds), and (b) in the case of Lean Hogs, as the US cents price per pound, in each case as made public by the Relevant Exchange for that Component Commodity (subject to the occurrence of a Disruption Event).

The “Relevant Exchange” is, for each Component Commodity, the exchange set forth opposite such Component Commodity below, or its successor, or if the exchange set forth below is no longer the principal exchange or trading market for a Component Commodity or options or futures contracts for such Component Commodity, such other exchange or principal trading market for the relevant Component Commodity as determined in good faith by the Calculation Agent which serves as the source of prices for that Component Commodity and any principal exchanges where options or futures contracts on that Component Commodity are traded:

Component Commodity	Relevant Exchange
Crude Oil	The Intercontinental Exchange (“ICE”)
Heating Oil	The NYMEX Division, or its successor, of the New York Mercantile Exchange, Inc. (“NYMEX”)
Copper	London Metal Exchange (“LME”)
Nickel	LME
Zinc	LME
Gold	The market in London on which members of the LBMA quote prices for the buying and selling of Gold.
Sugar	The New York Board of Trade (“NYBOT”)
Coffe	Euronext.liffe (“LIFFE”)
Milk	The Chicago Mercantile Exchange (“CME”)
Lean Hogs	CME

The “Valuation Date” is August 2, 2010, or if such day is not a Valuation Business Day, the immediately preceding Valuation Business Day; provided that if a Disruption Event is in effect on the scheduled Valuation Date, the Valuation Date may be postponed (as described below).

A “Valuation Business Day” is a day, as determined in good faith by the Calculation Agent, on which the Relevant Exchange for each Component Commodity  is scheduled to be (or, but for the occurrence of a Disruption Event, would have been) open for trading during its regular trading session (notwithstanding the Relevant Exchange or organized exchange or market, as applicable, closing prior to its scheduled closing time).

If a Disruption Event identified in clauses (A), (B) or (C) below relating to one or more Component Commodities is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Final Basket Level using:

•                 for each such Component Commodity that did not suffer a Disruption Event on the scheduled Valuation Date, the Final Commodity Price for that Component Commodity on the scheduled Valuation Date, and

•                 for each such Component Commodity that did suffer a Disruption Event on the scheduled Valuation Date, the Final Commodity Price on the immediately succeeding trading day for such Component Commodity on which no Disruption Event occurs or is continuing with respect to such Component Commodity;

provided however that if a Disruption Event has occurred or is continuing with respect to a Component Commodity on each of the three scheduled trading days following the scheduled Valuation Date, then (a) that third scheduled trading day shall be deemed the Valuation Date for the affected Component Commodity; and (b) the Calculation Agent will determine the Final Commodity Price for the affected Component Commodity on such day in its sole and absolute discretion taking into account the latest available quotation for the Commodity Price for the affected Component Commodity and any other information that in good faith it deems relevant.

If a Disruption Event identified in clauses (D) or (E) below relating to one or more Component Commodities (other than Gold) is in effect on the Valuation Date, the Calculation Agent will determine the Final Commodity Price for the affected Component Commodity on the scheduled Valuation Date in its sole and absolute discretion taking into account the latest available quotation for the Commodity Price for the affected Component Commodity and any other information that in good faith it deems relevant.

A “Disruption Event” for a Component Commodity, any of the following events with respect to that Component Commodity, in each case as determined in good faith by the Calculation Agent constitutes:

(A)     the suspension of or material limitation on trading in the Component Commodity or futures contracts or options related to the Component Commodity, on the Relevant Exchange for that Component Commodity;

(B)       either (i) the failure of trading to commence, or permanent discontinuance of trading, in the Component Commodity, or futures contracts or options related to the Component Commodity, on the Relevant Exchange for that Component Commodity, or (ii) the disappearance of, or of trading in, the Component Commodity;

(C)       the failure of the Relevant Exchange for the Component Commodity to publish the official daily settlement price of the Component Commodity for that day (or the information necessary for determining the settlement price); and

solely with respect to Component Commodities other than Gold,

(D)      the occurrence since the Trade Date of a material change in the content, composition, or constitution of the Component Commodity; or

(E)        the occurrence since the Trade Date of a material change in the formula for or the method of calculating the settlement price of the Component Commodity.

For the purpose of determining whether a Disruption Event for a Component Commodity has occurred:

(1)         a limitation on the hours in a trading day and/or number of days of trading will not constitute a Disruption Event if it results from an announced change in the regular business hours of the Relevant Exchange for the Component Commodity;

(2)         a suspension in trading in a Component Commodity on the Relevant Exchange for that Component Commodity (without taking into account any extended or after-hours trading session), by reason of a price change reflecting the maximum permitted price change from the previous trading day’s settlement price will constitute a Disruption Event; and

(3)         a suspension of or material limitation on trading on a Relevant Exchange for a Component Commodity will not include any time when the Relevant Exchange for that Component Commodity is closed for trading under ordinary circumstances.

For purposes of calculating the Final Basket Level in the event of a Disruption Event relating to one or more Component Commodities in accordance with the above, “trading day” means a day, as determined in good faith by the Calculation Agent, on which trading is generally conducted on the Relevant Exchange applicable to the affected Component Commodity.

The notes are not subject to redemption at our option or to repayment at the option of the Holders of the notes prior to the Maturity Date.

In case an event of default (as described in the base prospectus) with respect to any note shall have occurred and be continuing, the amount that may be declared due and payable upon any acceleration of the notes will be determined by the Calculation Agent for the period from and including the Issue Date to but excluding the date of early repayment and will equal, for each note, the Redemption Amount at Maturity, calculated as though the date of early repayment were the Maturity Date. If a bankruptcy proceeding is commenced in respect of Lehman Brothers Holdings Inc., the claim of the beneficial owner of a note for the period from and including the Issue Date to but excluding the date of early repayment will be capped at the Redemption Amount at Maturity, calculated as though the date of the commencement of the proceeding were the Maturity Date.

Any overdue payment in respect of any note will bear interest until the date upon which all sums due in respect of such note are received by or on behalf of the relevant Holder, at the rate per annum that is the rate for deposits in U.S. dollars for a period of six months that appears on the Reuters Screen LIBOR page as of 11:00 a.m. (London time) on the first London business day following such failure to pay. Such rate will be determined by the Calculation Agent.  If interest in respect of overdue amounts is calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of 12 months of 30 days each, and, in the case of an incomplete month, the number of days elapsed.

The “Calculation Agent” means Lehman Brothers Commodity Services Inc.

Hypothetical Redemption Amount at Maturity Payment Examples

If the Final Basket Level on the Valuation Date is greater than the Initial Basket Level, the notes will pay a Redemption Amount at Maturity equal to the principal amount invested plus the product of the principal amount invested multiplied by the Basket Return multiplied by the Upside Participation Rate.  If the Final Basket Level on the Valuation Date is equal to or less than the Initial Basket Level, the notes will pay a Redemption Amount at Maturity equal to the principal amount invested.

The table below illustrates the hypothetical Redemption Amount at Maturity per $1,000 in principal amount of notes, based on a hypothetical range of performance for the Final Basket Level (which will be determined on the Valuation Date) from 0 to 200, as well as, hypothetical values for the Basket Return (which will be calculated on the Valuation Date), the Initial Commodity Price of each Component Commodity (which will be calculated on the Trade Date), the Final Commodity Price of each Component Commodity (which will be calculated on the Valuation Date) and an Upside Participation Rate of 125%.  The Initial Basket Level has been set at 100 as of the Trade Date.  The following results are based solely on the hypothetical examples cited; the Final Basket Levels, the Initial Commodity Prices and the Final Commodity Prices have been chosen arbitrarily for the purpose of these examples and should not be taken as indicative of the future performance of the price of the Component Commodities.  Numbers in the examples have been rounded for ease of analysis.

Final Basket Level	Initial Basket Level	Basket Return	Redemption Amount at Maturity (per $1,000 principal amount)[1]
200	100	100%	$2,250
190	100	90%	$2,125
180	100	80%	$2,000
170	100	70%	$1,875
160	100	60%	$1,750
150	100	50%	$1,625
140	100	40%	$1,500
130	100	30%	$1,375
120	100	20%	$1,250
110	100	10%	$1,125
100	100	0%	$1,000
90	100	–10%	$1,000
80	100	–20%	$1,000
70	100	–30%	$1,000
60	100	–40%	$1,000
50	100	–50%	$1,000
40	100	–60%	$1,000
30	100	–70%	$1,000
20	100	–80%	$1,000
10	100	–90%	$1,000
0	100	–100%	$1,000

(1) If the Final Basket Level is greater than the Initial Basket Level, the Redemption Amount at Maturity per $1,000 note will equal $1,000 + ($1,000 x Basket Return x Upside Participation Rate).  If the Final Basket Level is equal to or less than the Initial Basket Level, the Redemption Amount at Maturity per $1,000 note will equal $1,000.

Example 1: The Final Commodity Price of each Component Commodity increases relative to its Initial Commodity Price, resulting in a Final Basket Level of 130, a Basket Return of 30% and a Redemption Amount at Maturity of $1,375 per $1,000 note.

The table below illustrates how the Final Basket Level in the above example was calculated:

Component Commodity	Initial Commodity Price (on Trade Date)	Final Commodity Price (on Valuation Date)	Weighting		Weighted Component Commodity Return
Crude Oil	75.35	97.96	10%		0.030
Heating Oil	2.0694	2.3798	10%		0.015
Copper	7,950.00	8,745.00	10%		0.010
Nickel	30,760.00	43,064.00	10%		0.040
Zinc	3,525.00	4,935.00	10%		0.040
Gold	665.75	1,065.20	10%		0.060
Sugar	10.28	12.85	10%		0.025
Coffee	1,806.00	2,167.20	10%		0.020
Milk	21.40	27.82	10%		0.030
Lean Hogs	72.325	94.023	10%		0.030
	Sum of Weighted Component Commodity Returns			=	0.30
Final Basket Level = 100 x (1+ Sum of the Weighted Component Commodity Returns				) =	130.0

The Basket Return equals (Final Basket Level — Initial Basket Level) / Initial Basket Level, and is calculated as follows:

Basket Return = (130 – 100) / 100

The Redemption Amount at Maturity per $1,000 principal amount equals $1,000 + ($1,000 x Basket Return x Upside Participation Rate) and is calculated as follows:

Redemption Amount at Maturity per $1,000 principal amount of notes = $1,000 + ($1,000 x 30% x 125%)= $1,375

Example 2: The Final Commodity Price of each Component Commodity decreases relative to its Initial Commodity Price, resulting in a Final Basket Level of 90, a Basket Return of –10% and a Redemption Amount at Maturity of $1,000 per $1,000 note.

The table below illustrates how the Final Basket Level in the above example was calculated:

Component Commodity	Initial Commodity Price (on Trade Date)	Final Commodity Price (on Valuation Date)	Weighting		Weighted Component Commodity Return
Crude Oil	75.35	64.05	10%		–0.015
Heating Oil	2.0694	1.9659	10%		–0.005
Copper	7,950.00	7,155.00	10%		–0.010
Nickel	30,760.00	29,222.00	10%		–0.005
Zinc	3,525.00	3,348.75	10%		–0.005
Gold	665.75	599.18	10%		–0.010
Sugar	10.28	9.25	10%		–0.010
Coffee	1,806.00	1,715.70	10%		–0.005
Milk	21.40	18.19	10%		–0.015
Lean Hogs	72.325	57.860	10%		–0.020
	Sum of Weighted Component Commodity Returns			=	–0.10
Final Basket Level = 100 x (1+ Sum of the Weighted Component Commodity Returns				) =	90.0

The Basket Return equals (Final Basket Level — Initial Basket Level) / Initial Basket Level, and is calculated as follows:

Basket Return = (90 – 100) / 100

The Redemption Amount at Maturity per $1,000 principal amount equals $1,000, because the Final Basket Level was less than the Initial Basket Level.

Example 3: The Final Commodity Prices of Crude Oil, Nickel, Zinc, Coffee, Milk and Lean Hogs appreciate relative to their respective Initial Commodity Prices, while the Final Commodity Price of Heating Oil, Copper, Gold and Sugar depreciate relative to their respective Initial Commodity Prices, resulting in a Final Basket Level of 110, a Basket Return of 10% and a Redemption Amount at Maturity of $1,125 per $1,000 note.

The table below illustrates how the Final Basket Level in the above example was calculated:

Component Commodity	Initial Commodity Price (on Trade Date)	Final Commodity Price (on Valuation Date)	Weighting		Weighted Component Commodity Return
Crude Oil	75.35	94.19	10%		0.025
Heating Oil	2.0694	1.9659	10%		–0.005
Copper	7,950.00	7,155.00	10%		–0.010
Nickel	30,760.00	39,988.00	10%		0.030
Zinc	3,525.00	4,230.00	10%		0.020
Gold	665.75	599.18	10%		–0.010
Sugar	10.28	9.25	10%		–0.010
Coffee	1,806.00	2,076.90	10%		0.015
Milk	21.40	26.75	10%		0.025
Lean Hogs	72.325	86.790	10%		0.020
	Sum of Weighted Component Commodity Returns			=	0.10
Final Basket Level = 100 x (1+ Sum of the Weighted Component Commodity Returns				) =	110.0

The Basket Return equals (Final Basket Level — Initial Basket Level) / Initial Basket Level, and is calculated as follows:

Basket Return = (110 – 100) / 100

The Redemption Amount at Maturity per $1,000 principal amount equals $1,000 + ($1,000 x Basket Return x Upside Participation Rate) and is calculated as follows:

Redemption Amount at Maturity per $1,000 principal amount of notes = $1,000 + ($1,000 x 10% x 125%)= $1,125

Example 4: The Final Commodity Prices of Heating Oil, Zinc and Lean Hogs appreciate relative to their respective Initial Commodity Prices, while the Final Commodity Prices of Crude Oil, Copper, Nickel, Gold, Sugar, Coffee and Milk depreciate relative to their respective Initial Commodity Prices, resulting in a Final Basket Level of 60, a Basket Return of –40% and a Redemption Amount at Maturity of $1,000 per $1,000 note.

The table below illustrates how the Final Basket Level in the above example was calculated:

Component Commodity	Initial Commodity Price (on Trade Date)	Final Commodity Price (on Valuation Date)	Weighting		Weighted Component Commodity Return
Crude Oil	75.35	26.37	10%		–0.065
Heating Oil	2.0694	2.1729	10%		0.005
Copper	7,950.00	4,770.00	10%		–0.040
Nickel	30,760.00	6,152.00	10%		–0.080
Zinc	3,525.00	4,053.75	10%		0.015
Gold	665.75	233.01	10%		–0.065
Sugar	10.28	6.17	10%		–0.040
Coffee	1,806.00	451.50	10%		–0.075
Milk	21.40	7.49	10%		–0.065
Lean Hogs	72.325	79.558	10%		0.010
	Sum of Weighted Component Commodity Returns			=	–0.40
Final Basket Level = 100 x (1+ Sum of the Weighted Component Commodity Returns				) =	60.0

The Basket Return equals (Final Basket Level — Initial Basket Level) / Initial Basket Level, and is calculated as follows:

Basket Return = (60 – 100) / 100

The Redemption Amount at Maturity per $1,000 principal amount equals $1,000, because the Final Basket Level was less than the Initial Basket Level.

Historical Component Commodity Prices and Basket Return

The following graphs show the daily closing price of each of the contracts for the Component Commodities (other than the Indices) on the Relevant Exchange from July 26, 2002 through July 27, 2007, using historical data obtained from Bloomberg Financial Markets; neither we nor Lehman Brothers Inc. make any representation or warranty as to the accuracy or completeness of these prices.  The historical data is not necessarily indicative of the future performance of the prices of each of the contracts for such Component Commodities, or what the value of the notes may be.  Fluctuations in the prices of each of the contracts for such Component Commodities make it difficult to predict whether the Final Commodity Price for each such Component Commodity will be greater than the Initial Commodity Price of each such Component Commodity and, consequently, whether the Redemption Amount at Maturity will be greater than the principal amount invested.  Historical fluctuations in the prices may be greater or lesser than fluctuations in the prices of each of the contracts for such Component Commodities experienced by the holders of the notes.

The following chart shows the hypothetical daily historical Basket Return based on the hypothetical composite performance of the Commodity Prices for the Component Commodities on the Relevant Exchange, using historical data from July 26, 2002 through July 27, 2007, obtained from Bloomberg Financial Markets; neither we nor Lehman Brothers Inc. make any representation or warranty as to the accuracy or completeness of these prices.  For purposes of illustration only, the Basket Return shown in the chart below was indexed to a level of 0.0 on July 26, 2002, based upon the Commodity Prices for the Component Commodities on that day, and the composite value of the Component Commodities on any prior day was obtained by using the calculation of the Basket Return described above.

Under the terms of the notes and for purposes of calculating the Redemption Amount at Maturity, the initial Basket Return will be indexed to a level of 0.0 on the Trade Date, based on the Initial Commodity Prices for the Component Commodities on the Trade Date.

Information on the Component Commodities

The Redemption Amount at Maturity will be determined by the Basket Return, which is dependent on the official settlement price on the Valuation Date of the Component Commodities.  Lehman Brothers Holdings Inc. has derived all information regarding the commodities futures markets, the NYMEX, the LME, the LBMA, the CME, the ICE, the NYBOT and the LIFFE from publicly available sources.  Information concerning the NYMEX and Heating Oil trading on the NYMEX reflects the policies of, and is subject to change without notice by, the NYMEX.  Information concerning the LME and Copper, Nickel and Zinc trading on the LME reflects the policies of, and is subject to change without notice by, the LME.  Information concerning the LBMA and Gold trading on the LBMA reflects the policies of, and is subject to change without notice by, the LBMA.   Information concerning the CME and Milk and Lean Hogs trading on the CME reflects the policies of, and is subject to change without notice by, the CME.  Information concerning the ICE and Crude Oil trading on the ICE reflects the policies of, and is subject to change without notice by, the ICE.  Information concerning the NYBOT and Sugar trading on the NYBOT reflects the policies of, and is subject to change without notice by, the NYBOT.  Information concerning the LIFFE and Coffee trading on the LIFFE reflects the policies of, and is subject to change without notice by, the LIFFE.   Neither we nor Lehman Brothers Inc. make any representation or warranty as to the accuracy or completeness of such information.

The Commodity Price for each Component Commodity is displayed on Bloomberg under the following symbols:

Component Commodity	Bloomberg Symbol
Crude Oil	CO1
Heating Oil	HO1*
Copper	LOCADY
Nickel	LONIDY
Zinc	LOZSDY
Gold	GOLDLNPM
Sugar	SB1
Coffe	CF1**
Milk	DA1
Lean Hogs	LH1

*          HO1 is expressed on Bloomberg as cents per gallon, not USD per gallon.

**       During the delivery month for a particular contract for Coffee, the relevant Bloomberg Symbol will be CF2.

The Commodity Futures Markets

At present, the Component Commodities (excluding Copper, Nickel, Zinc and Gold) are exchange-traded futures contracts. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. A futures contract provides for a specified settlement month in which the commodity or financial instrument is to be delivered by the seller (whose position is described as “short”) and acquired by the purchaser (whose position is described as “long”) or in which the cash settlement amount is to be made.

Contracts on physical commodities are traded on regulated futures exchanges, in the over-the-counter market and on various types of physical and electronic trading facilities and markets. The clearing house guarantees the performance of each clearing member which is a party to the futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the trader obtained the position. This operates to terminate the position and fix the trader’s profit or loss.

U.S. contract markets, as well as brokers and market participants, are subject to regulation by the Commodity Futures Trading Commission. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities (such as the Financial Services Authority (FSA) in the United Kingdom). However, the structure and nature of trading on non-U.S. exchanges may differ from the foregoing description.  Because the notes do not constitute futures contracts or commodity options, noteholders will not benefit from the aforementioned clearing house guarantees or the regulatory protections of the CFTC, the FSA or any other non-U.S. regulatory authority.

Information on Crude Oil and the ICE

The Intercontinental Exchange (the “ICE”) operates an electronic global futures and OTC marketplace for trading energy commodity contracts.  ICE conducts its markets for futures trading through its subsidiary, ICE Futures. ICE also offers a range of risk management, market data and trading support services. ICE’s electronic trading platform allows ICE to provide market participants with direct access to energy futures and OTC commodity products for oil and refined products, natural gas, power and emissions. In addition to its liquid electronic markets, ICE offers a range of risk management tools, and provides energy market data based on OTC and futures markets through real-time access and an array of indices, custom data services and mark to market products.

The Crude Oil contract represents the right to receive a future delivery of 1,000 net barrels of Brent blend crude oil per unit and is quoted at a price that represents one barrel of Brent blend crude oil. The delivery point of Brent crude oil underlying the contract is Sullom Voe, Scotland. The Crude Oil contract is a deliverable contract based on an Exchange of Futures for Physical (“EFP”) delivery mechanism with an option to cash settle. This mechanism enables companies to take delivery of physical crude supplies through EFP or, alternatively and more commonly, open positions that can be cash settled at expiration against a physical price index. Trading in the contract will cease at the close of business on the business day immediately preceding the 15th day prior to the first day of the delivery month, if such 15th day is a banking day in London. If the 15th day is a non-banking day in London (including Saturday), trading will cease on the business day immediately preceding the first business day prior to the 15th day prior to the first day of the delivery month that is a banking day in London. Such dates are published by ICE Futures.

Information on Heating Oil and the NYMEX

The New York Mercantile Exchange (“NYMEX”) was established in 1872 as the Butter and Cheese Exchange of New York, and has since traded a variety of commodity products. It is now the largest exchange in the world for the trading of energy futures and options contracts, including contracts for Heating Oil. It is also a leading North American exchange for the trading of platinum group metals and other precious metals contracts. The NYMEX conducts trading in its futures contracts through an open-outcry trading floor during the trading day and after hours through an internet-based electronic platform. The establishment of energy futures on the NYMEX occurred in 1979, with the introduction of heating oil futures contracts. The NYMEX opened trading in leaded gasoline futures in 1981, followed by the crude oil futures contract in 1983 and unleaded gasoline futures in 1984.

The Commodity Price for Heating Oil is the U.S. dollar cash buyer settlement price per gallon of the “first nearby month” contract traded on NYMEX.  The “first nearby month” contract is, at any given time, the contract next scheduled for settlement.  For example, in August 2007, prior to the termination of trading in a given commodity contract, the first nearby month futures contract for a given commodity is the September 2007 futures contract, which is the contract for delivery of the commodity in September 2007.  After the contract terminates trading in that month, the first nearby contract will be the October 2007 futures contract, which is the contract for delivery of the commodity in October 2007.  See below for the dates in any given month in which trading terminates in the Heating Oil contract.

The contract for Heating Oil — also known as No. 2 fuel oil — trades on NYMEX in units of 1,000 barrels, and the price is based on delivery in New York Harbor, the principal cash market trading center.  Heating Oil accounts for about 25% of the yield of a barrel of crude, the second largest “cut” after gasoline.  Trading in the Heating Oil contract terminates at the close of business on the last business day of the month preceding the delivery month.

Information on Copper, Nickel and Zinc & the LME

The London Metal Exchange (the “LME”) was established in 1877 and is the principal metal exchange in the world on which contracts for delivery of copper, nickel and zinc — as well as lead, tin and aluminum alloy — are traded. In contrast to U.S. futures exchanges, the LME operates as a principals’ market for the trading of forward contracts, and is therefore more closely analogous to over-the-counter physical commodity markets than futures markets. As a result, members of the LME trade with each other as principals and not as agents for customers, although such members may enter into offsetting “back-to-back” contracts with their customers.  Further, the LME does not require client orders to be exposed to the market via LME Select (the LME’s official electronic trading platform), inter-office dealing or the floor of the exchange trading, and LME members may, at their option (unless they have specific client instructions to the contrary) cross the order against their own book or that of another customer, rather than expose it to the market.  As a result price discovery will take place against LME members’ net exposures during the relevant LME second ring (as discussed below).

In addition, while futures exchanges permit trading to be conducted in contracts for monthly delivery in stated delivery months, LME contracts are be established for delivery on any day (referred to as a “prompt date”) from one day to three months following the date of contract, weekly from three months to six months, and monthly thereafter up to 63, 27 and 15 months forward (depending on the commodity).  Further, there are no price limits applicable to LME contracts, and prices could decline without limitation over a period of time. Trading is conducted on the basis of warrants that cover physical material held in listed warehouses.

The trading on the LME is transacted through open-outcry sessions on the LME floor, electronically on LME Select and through inter-office dealing, which allows the LME to operate as a 24-hour market. Trading on the floor takes place in two sessions daily, from 11:45 am to 1:05 pm and from 2:55 to 4:15 pm, London time. The two sessions are each broken down into two rings made up of five minutes’ trading in each contract. After the second ring of the first session the official prices for the day are announced. Contracts may be settled by offset or delivery and can be cleared in U.S. dollars, pounds sterling, Japanese yen and euros.

The LME is not a cash-cleared market. Both inter-office and floor trading are cleared and guaranteed by a system run by the London Clearing House, whose role is to act as a central counterparty to trades executed between clearing members and thereby reduce risk and settlement costs. The LME is subject to regulation by the FSA.

Copper has traded on the LME since its establishment.  The Copper contract traded on the LME was upgraded to High Grade Copper in November 1981 and again to the current Copper — Grade A contract in June 1986.  Copper trades on the LME in units of 25 metric tons and the settlement price of Copper for cash delivery is the price for the contract, expressed as U.S. dollars per metric ton, scheduled for same-day settlement.  Copper contracts on the LME may be established for delivery daily from one day (cash delivery) to three months, weekly on each Wednesday from three months to six months, and monthly on every third Wednesday from seven months to 63 months.

Nickel has traded on the LME since 1979.  The Nickel contract is for Primary Nickel.  Nickel trades on the LME in units of 6 metric tons and the settlement price of Nickel for cash delivery is the price for the contract, expressed as U.S. dollars per metric ton, scheduled for same-day settlement.  Nickel contracts on the LME may be established for delivery daily from one day (cash delivery) to three months, weekly on each Wednesday from three months to six months, and monthly on every third Wednesday from seven months to 27 months.

Zinc has traded on the LME unofficially since its establishment and officially since 1915, and the Zinc contract has undergone a number of upgrades, most recently to the current Special High Grade contract in June 1986.  Zinc trades on the LME in units of 25 metric tons and the settlement price of Zinc for cash delivery is the price for the contract, expressed as U.S. dollars per metric ton, scheduled for same-day settlement.  Zinc contracts on the LME may be established for delivery daily from one day (cash delivery) to three months, weekly on each Wednesday from three months to six months, and monthly on every third Wednesday from seven months to 27 months.

The LME share (by weight) of world terminal market trading is over 90% of all copper and virtually all nickel and zinc.

Information on Gold and the LBMA

The London Gold Bullion Market (the “LBMA”) is the principal global clearing center for over-the-counter gold bullion transactions, including transactions in spot, forward and options contracts, together with exchange-traded futures and options and other derivatives. The principal representative body of the London gold bullion market is the LBMA. The LBMA, which was formally incorporated in 1987, is a self-regulatory association currently comprised of 60 members, of which 9 are market-making members, plus a number of associate members around the world.

Twice daily during London trading hours, at 10:30 a.m. and 3:00 p.m., there is an official “fixing” which provides reference gold prices, quoted in U.S. dollars per troy ounce, for that day’s trading. Formal participation in the London gold fixing is traditionally limited to five market-making members of the LBMA.

Clients place orders with the dealing rooms of fixing members, who net all orders before communicating their interest to their representatives at the fixing. Orders may be changed at any time during these proceedings. Prices are adjusted to reflect whether there are more buyers or sellers at a given price until supply and demand are balanced, at which time the price is declared fixed. All fixing orders are then fulfilled at this price, which is communicated to the market through various media. There are no price limits applicable to LBMA contracts and, consequently, prices could decline without limitation over a period of time.

Information on Sugar and the NYBOT

The New York Board of Trade® (“NYBOT”) provides futures and options markets for several agricultural commodities, including cocoa, coffee, cotton, orange juice and sugar.  The NYBOT’s history began with the founding of the New York Cotton Exchange (NYCE ®) in 1870 (cotton futures), followed by the Coffee Exchange of the City of New York in 1882 (coffee futures). The Coffee Exchange added sugar futures in 1914 and became the Coffee and Sugar Exchange in 1916.  The New York Cocoa Exchange began operations in 1925 and merged with the Coffee and Sugar Exchange in 1979 to form the Coffee, Sugar & Cocoa Exchange, Inc. (CSCE).  The CSCE and NYCE formed the Board of Trade of the City of New York, Inc. as a parent company in 1998, a merger process completed in June 2004 when the two exchanges became the New York Board of Trade (NYBOT).

The contract for Sugar is the official settlement price of the first nearby month futures contract (or, in the case of the last trading day of the first nearby month contract, the second nearby month contract) for Sugar, stated in cents per pound, as made public by the NYBOT.

The contract size for Sugar is 112,000 pounds (50 long tons) and the delivery points include a port in the country of origin or in the case of landlocked countries, at a berth or anchorage in the customary port of export.  The price quotation for the Sugar contract is cents per pound, and provides for delivery of raw centrifugal cane sugar based on 96 degrees average polarization.

The following summarizes selected specifications relating to the contract for Sugar traded on the NYBOT:

Trading Unit:  112,000 pounds (50 long tons)

Price Quotation:  U.S. cents per pound

Minimum Price Fluctuation:  1/100 cent/lb., equivalent to $11.20 per contract.

Maximum Daily Price Fluctuation: None.

Last Trading Day: Trading terminates on the last business day of the month preceding the delivery month.

First Notice Day: The first business day after the Last Trading Day.

Last Notice Day: The first business day after the Last Trading Day.

Information on Coffee & the LIFFE

The London International Financial Futures Exchange (LIFFE) trades bonds, commodity instruments, equity options, and short-term interest rate and swap products via its electronic LIFFE CONNECT platform. LIFFE was formed in 1982, after UK financial regulators relaxed controls on foreign exchange transactions; Euronext bought LIFFE in 2002 after outbidding the London Stock Exchange for it. Euronext has combined all of its derivate trading operations under the Euronext.liffe name. Its parent became part of NYSE Euronext in 2007.   LIFFE lists a diverse range of commodity futures and options, which includes cocoa, robusta coffee, raw sugar, white sugar, feed wheat, milling wheat, rapeseed, corn and rapeseed oil, which are all traded on LIFFE CONNECT.

The contract for Coffee is the official settlement price of the relevant futures contract, determined to be the contract with the next succeeding First Notice Date (as defined below), stated in U.S. dollars per metric tonne, as made public by the LIFFE.

The contract size for Coffee is five metric tonnes and the delivery points include nominated warehouses in the United Kingdom or warehouses deemed to be sufficiently close to Amsterdam, Antwerp, Barcelona, Bremen, Felixstowe, Genoa-Savona, Hamburg, Le Havre, Marseilles-Fos, New Orleans, New York, Rotterdam or Trieste.  The price quotation for the Coffee contract is U.S. dollars per metric tonne, and provides for delivery of Robusta Coffee of CTML standard grade.

The following summarizes selected specifications relating to the contract for Coffee traded on the LIFFE:

Trading Unit:  Five metric tonnes

Price Quotation:  U.S. dollars per metric tonne

Minimum Price Fluctuation:  $1 per metric tonne

Maximum Daily Price Fluctuation: None.

Last Trading Day: Trading terminates on the last business day of the delivery month at 12:30 pm.

First Notice Date: The first business day of the delivery month.

Information on Milk and Lean Hogs & the CME

The Chicago Mercantile Exchange (the “CME”) is one of the largest and most diverse financial exchanges in the world for trading futures and options. Founded in 1898, the CME offers a wide range of benchmark financial products, which are traded via the CME Globex electronic trading platform and on the CME trading floors. CME’s products cover major market segments — including commodities, interest rates, equities, foreign exchange and alternative investment products — and improve the way these markets work for customers everywhere. In addition, CME’s clearing house matches and settles all trades and guarantees the creditworthiness of every transaction that takes place in its markets.

The CME and CBOT Holdings, Inc. announced on July 9, 2007 that preliminary results indicate the shareholders of both companies have approved the proposed merger of the CME and CBOT Holdings, based on a review of the proxies voted at special meetings by the parties’ respective proxy solicitors.

The contract for each of Milk and Lean Hogs is the official settlement price of the relevant contract, determined to be the contract with the next succeeding Last Trade Date, stated (a) in the case of Milk, as the US dollar price per hundredweight (100 pounds), and (b) in the case of Lean Hogs, as the U.S. cents price per pound, in each case as made public by the CME.

The contract size for Milk is 200,000 pounds and it is cash settled.  The price quotation for the Milk contract is one U.S. cent per hundred weight or $20 per contract.

The following summarizes selected specifications relating to the contract for Milk traded on the CME:

Trading Unit:  200,000 pounds

Price Quotation:  One U.S. cent per hundred weight or $20 per contract

Minimum Price Fluctuation:  $0.01 per hundred weight

Maximum Daily Price Fluctuation: There shall be no trading at a price more than $0.75 per hundredweight above or below the previous day’s settlement price.

Last Trade Date: The business day before the Milk price announcement by the U.S. Department of Agriculture. The Class III Milk price will be released on the Friday before the 5th of the month unless this date is a Friday.

New Contract Listing Rule: The day after the front month expires.

The contract size for Lean Hogs is 40,000 pounds and it is cash settled.  The price quotation for the Lean Hogs contract is one U.S. cent per pound.

The following summarizes selected specifications relating to the contract for Lean Hogs traded on the CME:

Trading Unit:  40,000 pounds

Price Quotation:  U.S. cents per pound

Minimum Price Fluctuation:  $0.00025 per pound

Maximum Daily Price Fluctuation: There shall be no trading at a price more than $0.03 per pound above or below the previous day’s settlement price.

Last Trade Date: Trading shall terminate on the tenth business day of the contract month.

New Contract Listing Rule: The day after the front month expires.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

We intend to treat the notes as contingent payment debt instruments as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the MTN prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Lehman Brothers Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the notes at the price specified on the cover of this pricing supplement. The Agent is committed to take and pay for all of the notes, if any are taken.

The Agent proposes to offer the notes initially at a public offering price equal to the public offering price on the cover of this pricing supplement and to certain dealers at a discount not to exceed 1.80%.

After the initial public offering, the public offering price and the selling terms may from time to time be varied by the Agent.

If the notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.

U.S.$405,000

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

RETURN-ENHANCED NOTES LINKED TO A BASKET OF TEN COMMODITIES

DUE AUGUST 9, 2010

PRICING SUPPLEMENT

AUGUST 7, 2007

(INCLUDING PROSPECTUS SUPPLEMENT
DATED MAY 30, 2006 AND

PROSPECTUS

DATED MAY 30, 2006)

LEHMAN BROTHERS